

July 23, 2013

Via E-mail
Larry L. Enterline
Chief Executive Officer
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, CA 95066

> **Re:** **Fox Factory Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 17, 2013**
> **File No. 333-189841**

Dear Mr. Enterline:

We have reviewed your responses to the comments in our letter dated July 16, 2013 and have the following additional comments. All pages numbers below correspond to the marked version of your filing

General

1. Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

Recent Developments, page 9

2. We note that you have included preliminary partial financial information for the quarter ended June 30, 2013, and that you have not included the full quarterly financial information because the financial statements are not yet available. Given your disclosure that you have finished the quarter-end closing process, please tell us and expand your disclosure to indicate the reasons why full financial statements are not yet available as well as when you expect them to be available.

3. Further, please expand this presentation to include narrative disclosure that puts this preliminary financial information in to context. This analysis might include a discussion of the trends set forth in MD&A impacting historical results and how they relate to this preliminary financial information.

4. If financial statements for the most recently completed period are available or become available prior to the effective date of the registration statement, they must be included in the filing.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
  William J. Simpson
  Paul Hastings LLP